PROSKAUER ROSE LLP
ELEVEN TIMES SQUARE
New York, New York 10036

March 28, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Keith Gregory

Re:	Advantage Funds, Inc.
(File Nos.: 033-51061 and 811-07123)

Ladies and Gentlemen:

On behalf of the above referenced registrant (the "Registrant"), on or about March 28, 2019, the Registrant plans to file with the Securities and Exchange Commission (the "Commission"), under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 160 (the "Amendment") to its Registration Statement on Form N-1A (the "Registration Statement"). The Amendment will relate to Post-Effective Amendment No. 156 (the "485(a) Amendment") to the Registration Statement that was filed with the Commission pursuant to Rule 485(a)(1) under the Securities Act on January 30, 2019 for the purpose of making certain changes to a series of the Registrant, Dreyfus BNY Mellon Sustainable Balanced Fund (formerly known as Dreyfus Global Multi-Asset Income Fund) (the "fund").

This letter is being filed to respond to supplemental comments of the staff (the "Staff") of the Commission on the 485(a) Amendment that were provided to the undersigned by Keith Gregory of the Staff via telephone on March 27, 2019. The Amendment is being filed in order to respond to these comments, as well as comments previously provided by Mr. Gregory on March 14, 2019 (which were responded to via letter filed with the Commission on March 22, 2019 (the "Response Letter")) and to complete previously incomplete portions of the filing, to make certain other non-material revisions and to file exhibits. The prospectus and statement of additional information included in the Amendment will be marked to indicate changes from the versions filed as part of the 485(a) Amendment.

For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment. We have considered comments made by the Staff with respect to one section of the 485(a) Amendment as applicable to similar disclosure elsewhere in the 485(a) Amendment. Capitalized terms used but not defined herein have the meanings assigned to them in the 485(a) Amendment.

Fund Summary—Principal Investment Strategy

1.	Staff Comment: The second sentence of the first paragraph states:

The fund normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in the equity securities of issuers that demonstrate attractive investment attributes and sustainable business practices and have no material unresolvable environmental, social and governance (ESG) issues and in debt securities included in the Bloomberg Barclays MSCI U.S. Aggregate ESG Pure Index.

The disclosure stating "no material unresolvable ESG issues" is not sufficient. The disclosure should state that the fund normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in the equity securities of "issuers with strong ESG policies as determined by the Adviser." The disclosure should then identify clearly the factors the adviser considers in making such determination.

Response: The fund's sub-investment adviser, Newton Investment Management North America Limited ("Newton"), was selected by the California Secure Choice Retirement Savings Investment Board (the "Board") to offer a balanced ESG investment option for the CalSavers Retirement Savings Program. The fund's investment strategy change is being executed so that the fund can be such investment option.

During the selection process, Newton provided the Board with information regarding its ESG strategy. An important differentiator for this strategy is Newton's ability to invest in companies that it believes it can encourage, through active proxy voting and company engagement, to make a transition to more sustainable activities that will ultimately benefit fund shareholders over the long term. Therefore, Fund management respectfully declines to make the requested change, which would cause it to deviate from the strategy described during the selection process. Additionally, as stated in the Response Letter, Fund management believes that the current disclosure clearly explains how Newton will screen issuers to determine if the issuer is adequately adhering to Newton's Environmental (i.e., environmentally-friendly), Social and Governance (ESG) standards.

Fund Details—Goal and Approach—Equity and equity-related investments

2.	Staff Comment: The second sentence of the "Ongoing ESG Monitoring and Engagement" disclosure states:

Newton monitors the fund's entire portfolio for emerging ESG controversies and issues and periodically reviews each company's ESG quality rating . .. . .

Please revise the disclosure to explain the meaning of emerging ESG controversies.

Response: The referenced disclosure will be revised as follows:

Newton monitors its allocated portion of the fund's portfolio for emerging ESG controversies (i.e., issues which could potentially have a negative impact on the market value of a company's stock and/or environmental, social and governance factors described above) and periodically reviews each company's ESG quality rating.

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We hope the Staff finds that this letter and the revisions included in the Amendment are responsive to the Staff's comments. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.969.3381 or David Stephens of this office at 212.969.3357.

Very truly yours,

/s/ Lisa Goldstein

Lisa Goldstein

cc:	David Stephens
Jeff Prusnofsky

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